SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             American Skiing Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    029654308
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of Stock reported herein is 37,078,513, which would constitute approximately 54.9% of the 67,547,676 shares of Stock that would be outstanding if all of the shares of Series B Preferred (as defined below) were converted and if all the Warrants (as defined below) were exercised. All ownership percentages set forth herein are based on there being 30,469,163 shares of Stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (a)      /      /

                                                  (b)      /   X   /
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         33,322,156(1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                           /       /
--------
(1) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's 8.5% Series B Convertible Participating Preferred Stock, par value $.01 per share (the "Series B Preferred") and upon exercise of the Warrants. On conversion and exercise, 32,907,777 shares of Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. On conversion of the Series B Preferred, Oak Hill Capital Partners, L.P. will also beneficially own 414,379 shares of Stock owned directly by OHCP Ski, L.P., as its general partner.

13.      Percent of Class Represented by Amount in Row (11): 52.2%(2)

14.      Type of Reporting Person: PN

--------
(2)      Assumes that there are 63,791,319 shares of Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (a)      /     /

                                                  (b)      /  X  /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         689,943(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                           /       /
--------
(3) Represents the shares of Stock that will be beneficially owned upon conversion of the Series B Preferred. On conversion, 689,943 shares of Stock will be owned directly by Oak Hill
         Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC.

13.      Percent of Class Represented by Amount in Row (11): 2.21%(4)

14.      Type of Reporting Person: PN

                                                           /       /
--------
(4)      Assume That There are 31,159,106 Shares of Stock outstanding.

1.       Name of Reporting Person:

         OHCP GenPar, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (a)      /     /

                                                  (b)      /  X  /
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         34,012,099(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

--------
(5) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred upon exercise of the Warrants. On conversion and exercise, OHCP GenPar, L.P. will beneficially own the following shares of Stock: (i) 32,907,777 shares of Stock of Oak Hill Capital Partners, L.P. in its capacity as general partner; (ii) 689,943 shares of Stock of Oak Hill Capital Management Partners, L.P. in its capacity as general partner and (iii) 414,379 shares of Stock of OHCP Ski, L.P., in its capacity as general partner of Oak Hill Capital Partners, L.P., which is the general partner of OHCP Ski, L.P. OHCP GenPar, L.P.'s power is exercised through its general partner, OHCP MGP, LLC.

13.      Percent of Class Represented by Amount in Row (11): 52.7%(6)

14.      Type of Reporting Person: PN

--------
(6)      Assume that there are 64,481,262 shares of Stock outstanding.

1.       Name of Reporting Person:

         OHCP MGP, LLC

2.       Check the Appropriate Box if a Member of a Group:

                                                  (a)      /    /

                                                  (b)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):


6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         34,012,099(7)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /       /

13.      Percent of Class Represented by Amount in Row (11): 52.7%(8)

14.      Type of Reporting Person: CO

--------
(7)      See footnote (1) to page relating to OHCP GenPar, L.P.

(8)      Assumes that there are 64,481,262 shares of Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities Fund, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (a)      /    /

                                                  (b)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,533,206(9)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /       /

--------
(9) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. On conversion, 1,533,206 shares of Stock will be owned directly by Oak Hill Securities Fund, L.P., through its general partner, Oak Hill Securities GenPar, L.P., through Oak Hill Securities GenPar, L.P.'s general partner, Oak Hill Securities MGP, Inc.

13.      Percent of Class Represented by Amount in Row (11): 4.8%(10)

14.      Type of Reporting Person: PN

--------
(10)     Assumes that there are 32,002,369 shares of Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities GenPar, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (a)      /     /

                                                  (b)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,533,206(11)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /       /

--------
(11) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. Power is exercised in its capacity as general partner to Oak Hill Securities Fund, L.P. and through its general partner, Oak Hill Securities MGP, Inc. See also footnote (1) to page relating to Oak Hill Securities Fund, L.P.

13.      Percent of Class Represented by Amount in Row (11): 4.8%(12)

14.      Type of Reporting Person: PN

--------
(12)     Assumes that there are 32,002,369 shares of Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities MGP, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (c)      /     /

                                                  (d)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,533,206(13)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /       /

13.      Percent of Class Represented by Amount in Row (11): 4.8%(14)

14.      Type of Reporting Person: CO

--------
(13)     See footnote (1) to page relating to OHCP GenPar, L.P.

(14)     Assumes that there are 32,002,369 shares of Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities Fund II, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (e)      /    /

                                                  (f)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,533,206(15)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /       /
--------
(15) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. On conversion, 1,533,206 shares of Stock will be owned directly by Oak Hill Securities Fund II, L.P., through its general partner, Oak Hill Securities GenPar II, L.P., through Oak Hill Securities GenPar II, L.P.'s general partner, Oak Hill Securities MGP II, Inc.

13.      Percent of Class Represented by Amount in Row (11): 4.8%(16)

14.      Type of Reporting Person: PN

--------
(16)     Assumes that there are 32,002,369 shares of Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities GenPar II, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (g)      /    /

                                                  (h)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,533,206(17)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                           /       /

13.      Percent of Class Represented by Amount in Row (11): 4.8%(18)

14.      Type of Reporting Person: PN

--------
(17) Power is exercised in its capacity as general partner to Oak Hill Securities Fund II, L.P. and through its general partner, Oak Hill Securities MGP II, Inc. See also footnote (1) to page relating to Oak Hill Securities Fund II, L.P.

(18)     Assumes that there are 32,002,369 shares of Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities MGP II, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (i)      /     /

                                                  (j)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /     /

6.       Citizenship or Place of Organization: Delaware


Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,533,206 (19)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /       /

13.      Percent of Class Represented by Amount in Row (11): 4.8%(20)

14.      Type of Reporting Person: CO
--------
(19)     See footnote (1) to page relating to OHCP Securities GenPar II, L.P.

(20)     Assumes that there are 32,002,369 shares of Stock outstanding.

1.       Name of Reporting Person:

         OHCP Ski, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                  (k)      /     /

                                                  (l)      /   X   /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /     /

6.       Citizenship or Place of Organization: Delaware

Number of                  7.       Sole Voting Power:  0
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each                       9.       Sole Dispositive Power: 0
Reporting
Person
With                       10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         414,379(21)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /       /

13.      Percent of Class Represented by Amount in Row (11): 1.3%(22)

14.      Type of Reporting Person: CO

--------
(21) Power is exercised through its general partner, Oak Hill Capital Partners, L.P.

(22)     Assumes that there are 30,883,542 shares of Stock outstanding.

The Reporting Persons (as defined below) hereby amend (this "Amendment") the report on Schedule 13D filed by the Reporting Persons on October 18, 1999 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share (the "Stock"), of American Skiing Company, a Delaware corporation (the "Issuer"). Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"), OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar"), OHCP MGP, LLC, a Delaware limited liability company ("OHCP MGP"), Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OHSF"), Oak Hill Securities GenPar, L.P., a Delaware limited partnership ("OHS GenPar"), Oak Hill Securities MGP, Inc., a Delaware corporation ("OHS MGP"), Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OHSF II"), Oak Hill Securities GenPar II, L.P., a Delaware limited partnership ("OHS GenPar II"), Oak Hill Securities MGP II, Inc., a Delaware corporation ("OHS MGP II"), and OHCP Ski L.P., a Delaware limited partnership ("OHCP Ski"), are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 1.  Security and Issuer.

         Unchanged.

Item 2.  Identity and Background.

         Unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of the funds used by OHCP to purchase the Warrants (as further described in Item 4) are as follows:

REPORTING PERSON           SOURCE OF FUNDS           AMOUNT OF FUNDS

OHCP                       Contributions             $2,000,000
                           from Partners

Item 4.  Purpose of Transaction.

         This statement is being filed as a result of the purchase by OHCP, for an aggregate of $2,000,000, of warrants to purchase 6,000,000 shares of Stock, at an exercise price of $2.50 per share (the "Warrants"), pursuant to the terms and conditions of a Securities Purchase Agreement, dated as of July 31, 2000 (the "Securities Purchase Agreement"), among the Issuer, OHCP and American Skiing

Company Resort Properties, Inc., a Maine corporation and wholly owned subsidiary of the Issuer ("ASCRP").

         Pursuant to the Securities Purchase Agreement, on the earlier of the receipt of a required waiver under one of the Issuer's bank credit agreements (the "Waiver") and September 29, 2000 (the "Securities Purchase Date"), (i) if the Waiver has been received, the Issuer shall issue OHCP the Warrants or (ii) if the Waiver has not been received, ASCRP shall issue 17 shares of common stock, par value $.01 per share, of ASCRP, subject in either case to the terms and conditions of the Securities Purchase Agreement and the Warrants. If OHCP receives the shares of ASCRP but the Issuer thereafter receives the Waiver, OHCP will have the right to exchange such shares for the Warrants.

         OHCP also made a loan in the amount of $13,000,000 to ASCRP as a lender under the Second Amended and Restated Credit Agreement (the "Credit Agreement"), dated July 31, 2000, among ASCRP, Fleet National Bank and the lenders party thereto. The full terms and provisions of the loan are set forth in the Credit Agreement which will be attached to the Form 8-K as filed by the Company.

         In addition, the Stockholders' Agreement, dated August 9, 1999 (the "Stockholders' Agreement"), by and among OHCP, OHCMP, OHSF, OHCP Ski, the Issuer and Leslie B. Otten ("Mr. Otten"), was amended as of July 31, 2000 (the "Amendment to the Stockholders' Agreement") to provide, among other things: (i) that OHCP, OHCMP, OHSF, OHSF II and OHCP Ski will have the right to elect six members of the Issuer's Board of Directors ("the Board"), provided that OHCP, OHCMP, OHSF, OHSF II and OHCP Ski, together, maintain certain ownership levels of the Stock and other securities; (ii) that Mr. Otten will have the right to elect two members to the Board, provided that he maintains certain ownership levels of the Stock and other securities; (iii) that Mr. Otten will have the right to serve on the executive committee of the Board and on the boards of directors of material subsidiaries of the Issuer; (iv) for certain amendments to the provisions restricting acquisitions and transfers of the Stock and other Restricted Securities (as to the latter, as defined in the Stockholders' Agreement) by the Reporting Persons and Mr. Otten and (v) that, when and if issued, the Warrants will be covered by the registration rights granted pursuant to the Stockholders' Agreement.

         Together, the Reporting Persons beneficially own a majority of the outstanding shares of the Stock and, pursuant to the Amendment to the Stockholders' Agreement, will also control a majority of the Board. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of Reporting Persons may determine (i) to convert or to not convert the Series B Preferred into Stock and/or (ii) in the case of OHCP, to exercise the Warrants, when and if issued, into Stock and/or (iii) to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Stock (or other securities convertible or exercisable into shares of the Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. In addition, the Reporting Persons may consider urging the Board to implement changes in business strategy or pursue corporate, strategic or financing transactions (including extraordinary transactions) in order to increase shareholder value. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, (i) OHCP beneficially owns 33,322,156 shares of the Stock or 52.2% of the issued and outstanding shares of the Stock; (ii) OHCMP beneficially owns 689,943 shares of the Stock or 2.21% of the issued and outstanding shares of the Stock; (iii) OHCP GenPar beneficially owns 34,012,099 shares of Stock or 52.7% of the issued and outstanding shares of the Stock; (iv) OHCP MGP beneficially owns 34,012,099 shares of Stock or 52.7% of the issued and outstanding shares of the Stock; (v) OHSF beneficially owns 1,533,206 shares of the Stock or 4.8% of the issued and outstanding shares of the Stock; (vi) OHS GenPar beneficially owns 1,533,206 shares of Stock or 4.8% of the issued and outstanding shares of the Stock; (vii) OHS MGP beneficially owns 1,533,206 shares of Stock or 4.8% of the issued and outstanding shares of the Stock;
(viii) OHSF II beneficially owns 1,533,206 shares of the Stock or 4.8% of the issued and outstanding shares of the Stock; (ix) OHS GenPar II beneficially owns 1,533,206 shares of Stock or 4.8% of the issued and outstanding shares of the Stock; (x) OHS MGP II beneficially owns 1,533,206 shares of Stock or 4.8% of the issued and outstanding shares of the Stock and (xi) OHCP Ski beneficially owns 414,379 shares of the Stock or 1.3% of the issued and outstanding shares of the Stock.

         (b)-(e)

         Unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4 above.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 10.1 -- Securities Purchase Agreement, with the Warrant attached thereto as Exhibit A

         Exhibit 10.2 -- Amendment No. 1 to the Stockholders' Agreement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: August 1, 2000

                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ Steven B. Gruber
                                        -----------------------------
                                        Name:  Steven B. Gruber
                                        Title: Vice President

                                   OAK HILL CAPITAL
                                   MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ Steven B. Gruber
                                        -----------------------------
                                        Name:  Steven B. Gruber
                                        Title: Vice President

                                   OHCP GENPAR, L.P.

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ Steven B. Gruber
                                        -----------------------------
                                        Name:  Steven B. Gruber
                                        Title: Vice President

                                   OHCP MGP, LLC

                                   By:  /s/ Steven B. Gruber
                                        -----------------------------
                                        Name:  Steven B. Gruber
                                        Title: Vice President

                                   OAK HILL SECURITIES FUND, L.P.

                                   By:  Oak Hill Securities GenPar, L.P.,
                                        its general partner

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ Scott D. Krase
                                        -----------------------------
                                        Name:  Scott D. Krase
                                        Title: Vice President

                                   OAK HILL SECURITIES GENPAR, L.P.

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ Scott D. Krase
                                        -----------------------------
                                        Name:  Scott D. Krase
                                        Title: Vice President

                                   OAK HILL SECURITIES MGP, INC.

                                   By:  /s/ Scott D. Krase
                                        -----------------------------
                                        Name:  Scott D. Krase
                                        Title: Vice President

                                   OAK HILL SECURITIES FUND II, L.P.

                                   By:  Oak Hill Securities GenPar II,
                                        L.P., its general partner

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Scott D. Krase
                                        -----------------------------
                                        Name:  Scott D. Krase
                                        Title: Vice President

                                   OAK HILL SECURITIES GENPAR II, L.P.

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Scott D. Krase
                                        -----------------------------
                                        Name:  Scott D. Krase
                                        Title: Vice President

                                   OAK HILL SECURITIES MGP II, INC.

                                   By:  /s/ Scott D. Krase
                                        -----------------------------
                                        Name:  Scott D. Krase
                                        Title: Vice President

                                   OHCP SKI, L.P.

                                   By:  Oak Hill Capital Partners, L.P.,
                                        its general partner

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ Steven B. Gruber
                                        -----------------------------
                                        Name:  Steven B. Gruber
                                        Title: Vice President